FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 19 DATED JUNE 7, 2011
TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 15 dated April 19, 2011, supplement no. 16 dated May 6, 2011, supplement no. 17 dated May 13, 2011 and supplement no. 18 dated June 1, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	information regarding our indebtedness;

•	the execution of an agreement to purchase a six-story office building containing approximately 183,000 square feet in Englewood, Colorado; and

•	information regarding the renewal of our advisory agreement.

Information Regarding Our Indebtedness

As of June 2, 2011, our debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 42%. As of June 2, 2011, we had total outstanding indebtedness of approximately $55.6 million, which consisted of approximately $44.5 million drawn from a $70.0 million secured revolving credit facility with Regions Bank and a $11.1 million mortgage loan with Jackson National Life Insurance Company that matures on November 1, 2012, which we refer to as the Royal Ridge V Loan.

Probable Real Estate Investment

On June 3, 2011, we entered into a purchase agreement to acquire a six-story office building totaling approximately 183,000 square feet (the “7601 Technology Way Building”) for approximately $41.5 million, exclusive of closing costs. We intend to fund the acquisition with proceeds raised from this offering and proceeds from our $70.0 million credit facility. The 7601 Technology Way Building was built in 1997 and is located on approximately 9.9 acres of land in Englewood, Colorado. The seller, LBA Realty Fund II-Company VII, LLC, is not affiliated with us or our advisor.

The 7601 Technology Way Building is currently 100% leased to Jackson National Life Insurance Company (“Jackson National Life”). Jackson National Life is a life insurance and financial services organization that provides products and services in the areas of fixed, indexed and variable annuities, as well as term and permanent life insurance.

The current annual effective base rent is approximately $4.4 million. The current weighted-average rental rate over the lease term is approximately $24.94 per square foot. Jackson National Life utilizes the 7601 Technology Way Building to provide executive and administrative support to its sales and training operations. Jackson National Life's lease expires in March 2017, but it has the right to extend the term of its lease for two additional five-year renewal periods at 95% of the then-current market rate.

The 7601 Technology Way Building has been 100% occupied since Jackson National Life took occupancy in April 2007. Prior to April 2007, the building was vacant.

The average effective annual rental rate per square foot, calculated as the annualized base rental rate divided by leased square feet, for each of the last five years for the Jackson National Life lease at the 7601

Technology Way Building was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2006	—
2007	$3.00	(1)
2008	$21.24
2009	$22.77
2010	$22.92

(1)     Average effective annual rental rate per square foot reflects rental concessions, including free rent, as provided for by the lease agreement. Jackson National Life's lease provided free rent from inception through October 2007.

Jackson National Life occupies 100% of the 7601 Technology Way Building. Its lease, which represents 182,875 square feet and annualized effective base rent of approximately $4.7 million (as of its termination), expires in April 2017.

Based on the current condition of the 7601 Technology Way Building, we do not believe it will be necessary to make significant renovations to the 7601 Technology Way Building. Our management believes that the 7601 Technology Way Building is adequately insured.

The consummation of the purchase of the 7601 Technology Way Building is subject to certain conditions. Other assets may be identified that we may acquire before or instead of the 7601 Technology Way Building. We can make no assurances that the closing of this investment will occur.

Renewal of our Advisory Agreement

Effective June 7, 2011, the advisory agreement among us and Wells Core Office Income REIT Advisory Services, LLC was renewed through June 6, 2012 upon terms identical to those of the advisory agreement in effect through June 7, 2011.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 15 dated April 19, 2011, supplement no. 16 dated May 6, 2011, supplement no. 17 dated May 13, 2011, supplement no. 18 dated June 1, 2011 and supplement no. 19 dated June 7, 2011.

Supplement no. 15 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	updates to the risks related to an investment in our shares;

•	an update to our “Estimated Use of Proceeds” table;

•	a revised ownership structure chart;

•	the amendment of our charter;

•	the amendment of our bylaws;

•	changes to the composition of our board of directors;

•	a change to the compensation paid to our independent directors;

•	an update to the biography of Randall D. Fretz, our senior vice president;

•	our entry into an amended and restated advisory agreement and a master property, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	an update regarding our dealer manager;

•	the cap on the debt financing fee payable to our advisor and its affiliates;

•	a change to the disposition fee payable to our advisor and its affiliates;

•	revised disclosure regarding our conflict resolution procedures;

•	updates to the “Prior Performance Summary” section of our prospectus;

•	updates to the “Experts” section of our prospectus;

•	information incorporated by reference; and

•	updated prior performance tables for the year ended December 31, 2010.

Supplement no. 16 includes:

•	the status of the offering; and

•	the execution of an agreement to purchase a four-story office building containing approximately 96,400 square feet in Miramar, Florida.

Supplement no. 17 includes:

•	acquisition of the Duke Bridges I & II Buildings;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed on May 12, 2011; and

•	our unaudited financial statements as of and for the three months ended March 31, 2011, as filed in our Quarterly Report on Form 10-Q, filed on May 12, 2011.

Supplement no. 18 includes:

•	the status of the offering; and

•	the acquisition of the Miramar Centre II Building.

Supplement no. 19 includes:

•	information regarding our indebtedness;

•	the execution of an agreement to purchase a six-story office building containing approximately 183,000 square feet in Englewood, Colorado; and

•	information regarding the renewal of our advisory agreement.